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                             October 21, 2021

       Alex McKean
       Chief Financial Officer
       GTX Corp.
       117 W 9th Street, Suite 1214
       Los Angeles, California 90015

                                                        Re: GTX Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 15,
2021
                                                            File No. 024-11681

       Dear Mr. McKean:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Arden Anderson